Neovasc to Provide Update on TF/TS Tiara Program at PCR Valves 2019

Vancouver, BC -- via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that the company will be providing an update on its Transfemoral Trans-septal ("TF/TS") Tiara System at the PCR London Valves 2019 meeting, which takes place November 17-19 in London.

The update will be provided by Dr. Anson Cheung as part of a tutorial session focusing on early clinical outcomes of patients undergoing transcatheter mitral valve replacement (TMVR) and potential future device solutions for this challenging procedure.

Presentation details:

Conference:    PCR London Valves 2019

Session:          Rapid fire - Latest updates from the world of TMVR

Theme/Topic:  Interventions for Valvular Disease, Mitral Valve Replacement and Repair

Date:              Nov. 19, 2019, 13:10-14:40

Location:        Excel London, Room 3 / Level 01

Speaker:        Anson Cheung, MD, director of cardiac transplant at St. Paul's Hospital, Vancouver, BC

Created to keep abreast with the constant evolution of transcatheter therapies for valvular heart disease, PCR London Valves is the world's largest educational meeting dedicated to the field. It is an official course of the European Association of Percutaneous Cardiovascular Interventions, in recognition of the quality and relevance of its programs in advancing percutaneous valve interventions.

About The Transfemoral Trans-septal ("TF/TS") Tiara System

The TF/TS development program is based on a concept that allows for a very controlled and predictable implantation procedure similar to Neovasc's Tiara transapical program. Through numerous evaluations with in vitro test methods, including system trackability, deployment accuracy, and hydrodynamic assessment, as well as four small acute animal trials, the Neovasc team has narrowed the TF/TS Tiara system down to a system design concept that shows strong potential. The Company is currently executing on five experimental design studies for the TF/TS Tiara system, in order to enable properly justified design trade-offs. The Company intends to reach a design freeze by the end of 2019, and expects to initiate a small clinical feasibility study in late 2020.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States (2 US patients have been treated under compassionate use) and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, beliefs and expectations as to the TF/TS Tiara system design concepts showing strong potential, intentions as to the Company reaching a design freeze by the end of 2019, expectations as to initiating a small clinical feasibility study in late 2020 and statements as to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com